EXHIBIT INDEX

1.INTRODUCTION

1.1. OBJECTIVE

     The Management of Companhia Brasileira de Distribuição, with the objective to give liquidity to part of the properties of the Pão de Açúcar Group and to use these funds to reduce the short- and long-term debt and continue the expansion plan of the Pão de Açúcar Group, is studying alternatives for performing an operation involving the transfer of certain real estate of its net worth.

     Therefore, the Management of Companhia Brasileira de Distribuição requested us to appraise sixty (60) of its properties (“Pão de Açúcar Group's Real Estate Portfolio” - Appendix 1 to the present Appraisal Report), considering the following methods of real estate appraisal typically used: (I) Book Value (defined in item 4.2.1. below), (II) Market Value (defined in item 4.2.2. below) and (III) Economic Value (defined in item 4.2.3. below). The Company also requested our opinion regarding the more adequate method (or combination of methods), in order to show the conviction of the undersigned in relation to the value of the Pão de Açúcar Group's Real Estate Portfolio.

     The present Appraisal Report was requested in order to help the Management of Companhia Brasileira de Distribuição as part of its decision making process related to the appraisal of its real estate assets to be potentially transferred, and it may be used for (i) information to all Companhia Brasileira de Distribuição shareholders and to the market in general, and (ii) the purpose of

Article 8 of the Law number 6404, of December 15, 1976, according to ulterior changes.

     The Management of Companhia Brasileira de Distribuição hired AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES and JONES LANG LASALLE to update the independent appraisal of the Pão de Açúcar Group's Real Estate Portfolio made in November 2004.

     AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES was responsible for the analysis of the real estate documentation, the performance of inspections, the collection of market data, and the determination of the value of each property, under the book, market and economic value category.

     JONES LANG LASSALE was responsible for the inspection and auditing for the preparation of the studies performed by Amaral d'Avila, with the objective of guaranteeing the quality of services in compliance with the technical procedures recommended by the rules in place.

     Finally, as it will be shown below, considering the reality of the real estate market and the characteristics of the mentioned Pão de Açúcar Group's Real Estate Portfolio, AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES will issue an opinion regarding the appraisal method that best reflects the real estate's value.

1.2. GENERAL INFORMATION

     Using this Appraisal Report, the analyses and other information contained herein is expressly forbidden by anyone outside the Management of the Companhia Brasileira de Distribuição, without previous and written consent of AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES and JONES LANG LASALLE.

     The representatives of AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES and JONES LANG LASALLE performed their appraisal works regarding the Pão de Açúcar Group's Real Estate Portfolio in an independent fashion, as they have no interest, direct or indirect, in Companhia Brasileira de Distribuição or in the operation involving the mentioned Real Estate Portfolio.

     Both AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES and JONES LANG LASALLE, as well as their respective appraisers, do not have any conflict of interest whatsoever that may prejudice the necessary independence to prepare this Appraisal Report.

     AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES and JONES LANG LASALLE have offered their services in the past and may still be rendering services to Companhia Brasileira de Distribuição and its shareholders.

     AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES and JONES LANG LASALLE hereby declare that the Management of the Companhia Brasileira de Distribuição did not direct, limit, raise difficulties or perform any acts that had or may have hindered the access, the use or the knowledge of the information or documents necessary in the preparation of the present Appraisal Report.

1.3. NORMATIVE REFERENCES

     This work was prepared in compliance with the provisions of the NBR - 14,653 - Rule for Real Estate Appraisal of the Brazilian Technical Standards Association (ABNT), parts 1 (General Procedures), 2 (Urban Properties) and 4 (Enterprises).

1.4. TECHNICAL APPRAISAL

     The technical appraisal of the properties was performed under three categories: Book Value, Market Value and Economic Value.

     The Book Value was determined after applying the EVOLUTIONARY METHOD (or “developers’ method”), which identifies the value of the asset by summing the values of its components (land and building), to which the Commercialization Factor was aggregated.

     The Market Value was obtained by determining the Market Residual Book Value and the Maximum Potential Value.

     The Market Residual Book Value determines, through the EVOLUTIONARY METHOD, through conservative parameters, the Book Value that the property could reach for another use that could partially use the existing improvements.

     The Maximum Potential Value of each property was determined through the use of the INVOLUTIVE METHOD (or “residual value method”), for the indication of the highest value that could be obtained if its sale would be directed to the real estate incorporation, being used, therefore, for the indication of the obtained value considering the best use.

     The Economic Value was obtained via the DISCOUNTED CASH FLOW METHOD, considering each one of the properties as enterprises of real estate basis and estimating the net income to be received through direct and indirect leases (fixed by the contracting party as 2% of the revenues), for a period of twenty (20) years; and at the end of this period, the perpetuity would be applied.

     After obtaining the results of the appraisals made by the methods mentioned above and based on the reality of the market and in the assumptions adopted, the “FAIR OPINION” was issued, showing the conviction of value of the undersigned for each one of the properties from the subject portfolio.

1.5. INFORMATION SOURCES

     For the technical appraisal of the properties under the Economic category, we used information supplied by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, which was considered as being correct, precise and true.

     Auditing the financial information or any other information analyzed was not included within the scope of this work. Therefore, the determination of the Economic Value is significantly based on the information supplied and on the assumptions adopted.

     The data gathered and the calculations made refer to May 2005.

     Considering the small gap of time between this update and the previous Real Estate Portfolio Appraisal (November 2004), the data obtained through real estate surveys was considered valid up until this date. So, the data was not changed, nor reviewed.

1.6. APPRAISAL'S SUMMARY

     In light of the above, considering the reality of the real estate market, the characteristics of the mentioned Pão de Açúcar Group's Real Estate Portfolio and the assumptions adopted in the preparation of the present Appraisal Report, among the criteria covered in the present independent appraisal of the Pão de Açúcar Group's Real Estate Portfolio, AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES decided that the most adequate criterion for the definition of the value of the Pão de Açúcar Group's Real Estate Portfolio would be the Economic Value, calculated as explained in item 4.2.3. of this Appraisal Report.

						FAIR OPINION
	#r	Store	Book Value (R$)	V. Patrimonial (R$)	Market Value (R$)	Economic Value (R$)	Obs	Rate

1	0009	Jardim Paulistano	2,442,278.60	7,780,000.00	5,500,000.00	6,100,000.00
2	0039	Pacaembu	2,170,847.09	3,230,000.00	2,380,000.00	2,720,000.00
3	0122	Araçatuba	2,079,932.88	2,920,000.00	2,210,000.00	4,510,000.00
4	0150	Cardoso de Almeida	6,617,419.82	10,280,000.00	7,840,000.00	8,230,000.00
5	0191	Guaratinguetá	1,061,285.08	1,650,000.00	940,000.00	1,850,000.00
6	0310	Brasília CRS 516	1,093,360.41	5,050,000.00	2,870,000.00	4,760,000.00
7	0605	Recife	3,897,630.24	18,040,000.00	13,210,000.00	9,390,000.00	*	2.957
8	0606	Rótula	10,325,279.01	25,930,000.00	19,980,000.00	20,490,000.00
9	0692	Pedreira	975,687.20	5,620,000.00	4,810,000.00	2,880,000.00	*	3.625
10	1013	Curuçá - Vila Maria	547,134.70	3,600,000.00	2,120,000.00	2,360,000.00
11	1214	Sócrates	6,192,577.75	7,160,000.00	4,810,000.00	6,160,000.00
12	1216	Portal do Morumbi	6,418,523.17	6,710,000.00	4,790,000.00	9,510,000.00
13	1218	Brasília 305 Sul	3,790,558.44	3,650,000.00	2,990,000.00	3,820,000.00
14	1219	Brasília 309 Sul	4,105,448.71	3,760,000.00	2,990,000.00	4,640,000.00
15	1222	Alphaville	7,080,918.02	11,330,000.00	8,660,000.00	11,830,000.00
16	1231	Pedroso	2,913,723.28	4,210,000.00	2,060,000.00	2,680,000.00
17	1290	Granja Viana	3,907,248.08	3,790,000.00	2,860,000.00	6,870,000.00
18	1291	Nova Cantareira	5,852,336.25	6,060,000.00	3,930,000.00	4,250,000.00
19	1292	Morumbi	8,002,447.07	8,690,000.00	4,700,000.00	11,060,000.00
20	1294	Aflitos	4,333,878.45	6,490,000.00	5,100,000.00	4,950,000.00	*	2.068
21	1296	Brasília Sudoeste	5,313,127.60	4,780,000.00	4,020,000.00	5,860,000.00
22	1299	Real Parque	17,344,685.12	17,130,000.00	13,870,000.00	13,890,000.00
23	1301	Campo Grande	2,392,382.39	10,420,000.00	8,980,000.00	14,770,000.00
24	1303	Curitiba	6,128,544.21	11,700,000.00	8,210,000.00	13,040,000.00
25	1305	Abolição	32,580,956.11	25,400,000.00	15,500,000.00	38,230,000.00
26	1307	Anhanguera	73,144,447.71	42,540,000.00	24,030,000.00	36,730,000.00
27	1310	João Dias	42,371,128.27	53,020,000.00	33,970,000.00	25,190,000.00	*	2.951
28	1311	Amoreiras	21,463,005.76	19,830,000.00	14,020,000.00	19,550,000.00
29	1314	Anchieta	46,116,602.01	40,580,000.00	30,010,000.00	52,330,000.00
30	1315	São Caetano	25,009,063.39	36,940,000.00	26,490,000.00	27,830,000.00

						FAIR OPINION
	#	Store	Book Value (R$)	V. Patrimonial (R$)	Market Value (R$)	Economic Value (R$)	Obs	Rate

31	1318	Alto da XV	21,671,300.21	23,490,000.00	19,430,000.00	25,290,000.00
32	1319	Penha	29,241,173.64	32,090,000.00	16,090,000.00	33,030,000.00
33	1330	Belo Horizonte	34,091,156.94	45,710,000.00	32,820,000.00	28,160,000.00	*	2.393
34	1337	Aeroporto	42,135,323.41	38,770,000.00	32,840,000.00	37,940,000.00
35	1344	Montese	22,402,024.77	31,530,000.00	20,430,000.00	26,120,000.00
36	1346	Sorocaba	27,112,867.20	29,770,000.00	22,950,000.00	36,330,000.00
37	1347	Brasília Norte	31,404,996.62	37,930,000.00	32,750,000.00	49,000,000.00
38	1348	Ana Costa	51,016,615.60	52,020,000.00	44,080,000.00	41,860,000.00	*	2.117
39	1350	Guaianazes	12,540,861.06	15,340,000.00	11,010,000.00	16,340,000.00
40	1351	Taboão da Serra	28,838,655.25	31,190,000.00	23,000,000.00	37,070,000.00
41	1353	Vasco da Gama	29,408,445.57	28,380,000.00	23,300,000.00	24,200,000.00
42	1354	Goiânia	26,066,692.09	23,490,000.00	17,970,000.00	25,160,000.00
43	1355	Brasília Sul	28,212,895.08	30,800,000.00	25,010,000.00	29,670,000.00
44	1356	Freguesia do Ó	30,789,800.77	37,030,000.00	21,860,000.00	28,870,000.00
45	1357	Jaguaré	37,787,237.33	37,040,000.00	29,230,000.00	37,300,000.00
46	1358	Belvedere	46,272,030.07	32,810,000.00	21,790,000.00	12,960,000.00	*	3.497
47	1359	Ricardo Jafet	53,730,986.41	59,150,000.00	38,290,000.00	29,020,000.00	*	2.680
48	1603	Taguatinga	26,075,335.52	39,850,000.00	33,790,000.00	33,570,000.00	*	2.015
49	1610	Paralela	24,598,362.54	24,990,000.00	20,240,000.00	34,120,000.00
50	1811	Edgar Facó	5,330,682.44	5,760,000.00	4,220,000.00	5,630,000.00
51	1850	Carapicuíba	3,464,287.63	3,450,000.00	2,190,000.00	2,140,000.00	*	2.050
52	1853	Dom Pedro	3,376,397.42	5,740,000.00	4,210,000.00	6,730,000.00
53	1858	Morro Grande	2,711,203.12	2,990,000.00	1,680,000.00	2,330,000.00
54	1859	Osasco	4,790,480.42	4,450,000.00	2,580,000.00	3,120,000.00
55	2301	Santo André 1	6,886,342.49	12,170,000.00	8,280,000.00	5,650,000.00	*	3.175
56	2336	Jabaquara	16,702,264.50	13,380,000.00	8,760,000.00	14,600,000.00
57	2349	Teodoro Sampaio	10,656,256.97	18,230,000.00	13,590,000.00	11,710,000.00	*	2.350
58	2352	Cerro Corá	6,908,891.54	11,880,000.00	8,940,000.00	5,890,000.00	*	3.105
59	2369	Champagnat	4,412,875.30	7,010,000.00	5,130,000.00	2,670,000.00	*	3.830
60	2457	Lavandisca	4,398,263.89	6,720,000.00	4,990,000.00	4,210,000.00	*	2.380

		TOTAIS	1,028,707,162.65	1,151,450,000.00	835,300,000.00	1,027,170,000.00

     Note: The Accounting Book Value (from the Balance Sheet) of the real estate presented in the table above was not analyzed nor audited by the appraising companies.

2. ABOUT THE COMPANY

2.1. Background

     The beginning of one of the largest Brazilian business groups was in 1948, when Mr. Valentim dos Santos Diniz (Mr. Santos) founded the Doceira Pão de Açúcar, a pastry shop, which four years later had already two branches and, in 1959, opened the first supermarket.

     In 1965, after the merger with the "Sirva-se" chain, the group had already 11 stores and, in the following year, it inaugurated the first store outside the city of São Paulo, in Santos.

     In 1968, the chain had 64 stores in 17 cities of the state of São Paulo. Then, the International Division was created, inaugurating stores of the Companhia Brasileira de Distribuição (CBD) in Portugal, Angola, and Spain.

     During the 70's, CBD faced a large expansion, with the acquisition of the Eletroradiobraz chain and with the inauguration of the first generation of hypermarkets in Brazil, the "Jumbo" stores.

     In 1978, the supermarket chains Superbom, Peg-pag and Mercantil were taken-over by CBD.

     The company pioneered the creation of new models to meet the needs of the different segments of society, and in 1979 inaugurated the Minibox chain, a concept of "no-frills" stores, with less variety of items at very competitive prices, targeting the low-income population.

     The 80's marked a larger diversification of CBD's businesses. Besides the acquisition of five stores of Bazar 13 and six more from the Morita chain, the first two Superbox stores were inaugurated in 1980, in Jundiaí - SP and Rio de Janeiro - RJ.

     Superbox implemented the concept of large deposits of food products, which was very successful and soon had nine more stores.

     In this decade, besides Supermercados Pão de Açúcar, Hipermercados Jumbo, Minibox – Mercearias de Desconto and Superbox, the group launched Peg & Faça – a "DIY" store – and Sandiz – department store.

     At the end of the decade, in 1989, the company begun to strongly participate in the second generation of the hypermarkets scenario with the creation of the "Extra" stores, which besides operating with large selling areas, offer state-of-the-art technology and a broad range of products.

     At this time, the hypermarket of Campo Grande (figure above) was transformed into the first Extra store of the Company, with an autonomous management.

     In 1990, Extra was inaugurated in Campinas, which defined the new concept of hypermarkets for the Company.

     In the process of recovering the efficiency lost during its fast growth, CBD began the 90's facing a huge reengineering process, driven by the concentration of its businesses.

     The non-lucrative stores were closed, causing a reduction of the number of employees and the sale of businesses that were not considered as “core business”.

     At the end of this process, the Company started to operate with four formats of store, each one with a different market target: Pão de Açúcar, Extra, Superbox and Eletro.

    (Number of stores per year)

     In 1992, Cia. Brasileira de Distribuição was the second supermarket chain in the country in gross sales and closed the year with 262 stores: a 41% reduction against its peak, of 626 units in 1985.

     In 1993, the brand "Jumbo" was removed, not identifying the hypermarkets of the Group anymore.

     The economic reforms implemented in Brazil in 1994, including the introduction of the Real as the new Brazilian currency and the drastic reduction of inflation rates, resulted in an unprecedented growth of the local consumption market, as the galloping inflation was the largest tax cutting the salary of the workers.

     It is estimated that more than 19 million people had access to consuming goods and products for the first time, as the Brazilians, especially the low-income families, had a real income increase with the new economic situation. This income increase and the corresponding growth in the consumer's trust increased the number of potential clients, and offered growth opportunities.

     In 1995 it was created Brazil's first electronic supermarket, Pão de Açúcar Delivery and, to finish its restructuring, the Group announced the initial public offering, placing shares in Brazil, Europe and United States.

     Extra, with two new stores in São Paulo and Campinas, was the first retail chain to receive, in Brazil, in 1996, the Excellence Award Retailer and the Award Customer Satisfaction of Compac Incorporation.

     In 1997, the Company started to replace the model of independent store operation for a more centralizing system, so that the responsibility of the purchasing was transferred to the commercial division.

     The distribution and other administrative functions were centralized, aiming at creating an economy of scale. These changes strengthened the bargaining power with the suppliers in relation to price and payment conditions.

     This period was also marked by the acquisition of seven supermarkets of the chains Mambo, Ipical and Pamplona, in São Paulo, and of the hypermarket Freeway in Rio de Janeiro, which now operates as "Extra Barra" and by the beginning of the 24-hour operation, of "Extra João Dias".

     In 1998, in order to take more advantage of the economic growth in Brazil, it was necessary to adjust the stores format according to the Company’s expectations and to the needs of different segments of consumers.

     The satellite communication was implemented, interconnecting the stores, the distribution center and the administrative center.

     In that year, 75% of the hypermarkets of the Extra division were operating in a 24-hour mode, and this division launched a new store in Curitiba, two in Salvador and one in the Federal District.

     Pão de Açúcar' format was changed in such a way to reach a high-end market, and Barateiro's format, acquired in 1998, to target the low-end one.

     The acquisition of the Barateiro chain was a decisive step in the realization of the market segmentation plan, as the previous efforts to adapt the Pão de Açúcar stores to a lower-income public had not been well received.

     The Barateiro format, on the contrary, had a brand, an image and an operational model focused on the cost aspect, and this higher flexibility allowed for the development of special characteristics of Pão de Açúcar: the image of its brand was associated with high quality services and products. At the same time, the Barateiro format allowed the Company to reach the Brazilian lower-income segment, which is increasingly important.

     In the same year, in São Paulo, the Pão de Açúcar Kids was launched - the first educational supermarket in the world.

     In February 1999, CBD acquired the Peralta chain, comprising 37 supermarkets and a hypermarket. This was the main acquisition of the year for the Company, as the incorporation of the Peralta chain immediately boosted the organization in terms of both market share and revenue in São Paulo State. Peralta chain added 61,000 square meters of sales area and 4,800 new employees.

     In May 1999, 25 stores of the hypermarket chain Paes Mendonça S.A. were leased. Paes Mendonça was the seventh company of the sector in sales in 1998.

     In August 1999, the Company announced a partnership with Casino Group, one of the largest retail chains in France, with gross sales of US$ 29.0 billion in 2003, present in 10 countries.

     Casino Group invested US$ 807.8 million in exchange of, approximately, 21.3% of the voting capital. At the same time, Casino Group bought 2.5 billion common shares, representing another 2.7% of the total of common shares of the controlling shareholder.

     The association occurred by means of an issuance of convertible debentures in preferred shares, followed by a private subscription of shares. Casino Group may exercise, by 2004, 6.3 million of common shares subscription bonds, convertible in common shares, accounting for 7.9% of CBD's common shares, resulting in an additional capital investment of US$ 282.9 million.

     In 1999, CDB also launched a new concept of appliances in Eletro stores, where the products of each line, always in operation, may be tested by the client.

     CBD's main investments in 2000 were driven to acquisitions, renovations, conversions and the opening of new stores, which made the group overcome the growth targets defined for the year. CBD opened 16 new stores and acquired 64 more, resulting in a 23% increase on the sales floor, which reached more than 815 thousand square meters in December 2000.

     The main chains acquired by CBD were: Reimberg and Nagumo, in the city of São Paulo; Parati, in Curitiba; Rosado, in the Vale do Paraíba area, São Paulo state, and Mercadinho São Luiz, in Fortaleza.

     At this time, the on-line services were consolidated in only one website, amelia.com.br, and Goodlight, a private brand of light products, was launched.

     Through the acquisitions, CBD reinforced the positioning of the Barateiro division with the consumers of low/medium income and consolidated the Pão de Açúcar division in places where it had already a strong presence. Additionally, the acquisition of the Parati chain allowed the Pão de Açúcar division to enter the Curitiba market, one of the most important in Brazil, with high purchasing power consumers and in synergy with the division's positioning.

     In 2000 CBD also reinforced its distribution and technology structure, preparing to continue to grow, with even higher levels of efficiency. Three new distribution centers were opened in São Paulo state, besides the Regional Deposits in Brasília, Curitiba and Fortaleza, totaling a distribution area of around 350,000 m2 at the end of the year.

     CBD also invested in the construction of a new Data Center, fully based on the EMC infrastructure, leader in systems of data storage. This process resulted in the achievement of the maximum level of the EMC Proven Certificate, making CBD the first company in the world in its industry to receive this certificate. With this investment, the company ended 2000 with a solid infrastructure in information technology, supported by a data storage capacity of 25 terabytes, with high levels of efficiency, security and flexibility for future growth.

     In 2001, the implementation of our new category management system was completed. With this system, the commercial division became responsible for the purchases only, in order to maximize the bargaining power. However, the decisions related to the category management were transferred to the banners, regarding pricing and the product mix of each one of the divisions, were transferred, as the banners are in a better position to take these decisions in relation to their respective target public.

     At this time, there was also the re-launch of the Barateiro format with a new layout, delivery, a larger range of products and more balance between the brands that are market leaders, private brands and economy products.

     Additionally, 26 stores were acquired from the Supermercados ABC S.A. chain, in Rio de Janeiro state in November 2001. According to ABRAS [Brazilian Supermarkets Association], Supermercados ABC was the 14th largest supermarket chain in Brazil, based on the sales income in 2000.

     This acquisition increased the total sales floor by 5.1% and allowed for the strengthening of the Group's presence in Rio de Janeiro state, the second largest consumer market in Brazil, representing nearly 11% of the total sales in the industry.

     In June 2002, CBD acquired the Sé Supermercados chain, with 60 stores in operation in 16 cities of the state of São Paulo, including the capital.

     This year was also marked by the reintegration, in June, of 12 stores in Recife (PE), of the Comprebem chain, that have a total sales area of 11,840 square meters and presented a gross revenue of R$ 122.2 million in 2001.

     In 2002, Eletro chain was included into the division of Extra hypermarkets, with the creation of the banner Extra-Eletro; two projects were started: the Project EXPORTAPÃO, which supports small and medium size national suppliers, in the exports of their products via Groupe Casino and the Program CARAS DO BRASIL, that sells products of small communities, contributing for the sustainable development; and, the launch of the BANKING CORRESPONDENT, allowing the consumers to pay their bills in the supermarket.

     At the end of 2002, the shareholders approved the reorganization of the management corporate structure in the General Shareholders Meeting, in which the role of two of the main management bodies, the Executive Committee and the Board of Directors were reorganized and redefined.

     In place since March 2003, the reorganization was aimed at improving the efficiency in the corporate governance structure in order to enhance the role of control and planning in the daily management of each management body, in order to develop a more active Board of Directors and to give more autonomy to each one of the management bodies.

     Simultaneously, three new committees were created to support the management bodies: the executive committee, the financial committee and the development and marketing committee.

     According to the new model, the Executive Management will collectively supervise the Company's daily management, while the Board of Directors has the broader role of guiding the Company's corporate governance. The three new committees work as an interface between the two main management bodies.

     In April 2003, CDB entered the Special Corporate Governance Share Index, created by BOVESPA (the São Paulo Stock Exchange), which is a benchmark for the companies that are part of the Special Corporate Governance Program.

     The Program seeks to promote strong corporate governance by reducing investor uncertainties and enhancing information disclosure. For the past few years the Company has been adopting principles relating to disclosure, minority shareholders and availability of updated information as part of its corporate governance initiatives.

     In December 2003, we signed a letter of intent to enter into an association with Sendas S.A. with the purpose of uniting the operational activities of the two chains in the State of Rio de Janeiro.

     The association was named SENDAS DISTRIBUIDORA S.A., and became operational in February 2004, starting the operation with 106 stores and a sales are of approximately 324,000 m².

     The capital will be held in equal parts (50%) by both companies and the management will be under CBD's command. The association with Sendas, which has been in the retail market for 43 years in the State of Rio de Janeiro, represents, to CBD, an important strategic step towards growth and leadership consolidation in the Brazilian market.

     Besides the strong regional appeal achieved by the Sendas brand in Rio de Janeiro, Sendas Distribuidora will also enjoy the benefits from the synergy with CBD's corporate operations.

2.2. Structure and Performance

     Companhia Brasileira de Distribuição is present in 12 states of the country, having stores in the Southeast, South, Central-West, North and Northeast regions, with a total sales area of 982,701m² and 55.5 thousand employees.

     Its performance is sustained by three formats: supermarkets (Divisions Pão de Açúcar and CompreBem Barateiro), hypermarkets (Extra) and appliances stores (Extra-Eletro), which have specific sales strategies and focus and are directed to different consumers' profiles.

     Geographically, the stores are distributed in the following manner:

Stores by state (december - 2003)	Pão de Açúcar	CompreBem Barateiro	Extra	Extra-Eletro

São Paulo	135	154	39	55
Rio de Janeiro	11	18	9	-
Ceará	20	-	2	-
Paraná	11	-	2	-
Distrito Federal	12	-	3	-
Pernambuco	2	8	-	-
Paraíba	6	-	-	-
Piauí	3	-	-	-
Bahia	-	-	3	-
Minas Gerais	-	-	2	-
Goiás	-	-	1	-
Mato Grosso do Sul	-	-	1	-

     Below, the main characteristics of each one of the divisions are presented:

	Store Format	Number of Stores	Total Selling Area (in square meters)	Average Selling Area Per Store (in square meters)	Total Number of Employees (1)	Percentage of Our Net Sales Revenues

Pão de Açúcar	Supermarkets	208	273,016	1,313	16,286	31.7%
CompreBem Barateiro	Supermarkets	172	211,517	1,230	9,169	17.8%
Extra	Hypermarkets	62	462,195	7,455	19,936	48.1%
Extra Eletro	Home appliance Stores	55	35,973	654	703	2.4%
Head office & distribution center	?				9,463

Total:		497	982,701	1,977	55,557	100%

2.2.1. Structure

     2.2.1.1. Pão de Açúcar

     Pão de Açúcar's division is formed by neighborhood supermarkets, having a high-quality and diversified product mix, customized assistance and services and constant investments in technology and innovation.

     According to data from 2003 Annual Report, Pão de Açúcar division ended the year with net sales of R$ 3.4 billion, corresponding to a 13% increase over 2002 and a 32% participation in the total sales in the Company.

     These performance results are due to the enhancement of the category segmentation strategy, which increases the assortment of products that offer the best price-quality ratio, aiming to face the downtrading trend and, as a consequence, avoid a break in the consumption of discretionary items by consumers during crisis.

     By enlarging the variety of products and prices, the division was able to avoid a sudden reduction in sales, mostly in categories that had been registering constant growth, such as wines and cheeses.

     Also, some services offered by stores were strengthened, such as hostesses, wine specialists, and nutritionists, in an effort to maintain market share.

     It’s also important to emphasize the reduction in operating costs and the productivity growth per employee, which were the highlights of the year. A wide expense reduction program was developed, reducing the impact caused by public tariff adjustments.

     In order to increase employees’ productivity, the division launched a program entitled Service Culture and Cost Control. This program encourages the participation of Pão de Açúcar’s employees in discussions regarding the stores’ results in an effort to improve its operational practices.

     The relationship with consumers was also intensified through actions such as the Pão de Açúcar Mais card, which offers monthly discounts in over 100 products exclusively to its holders.

     This type of relationship program allows further insight into the shopping habits of its clients by identifying over 50% of purchases. This enables the Company to promote actions focused on the clients, as well as to make adjustments in the stores based on consumer behavior.

     As a result of those measures, the net sales evolution can be seen in the following chart:

The objectives of the Pão de Açúcar Division are:

  To deepen management strategies by category, with the development of local strategies by region and store type;
  To diversify by exploring specific niches, emphasizing higher value-added products;;
  To invest in the specialization and diversity of services offered to consumers;
  To pursue excellence in the operation of categories which reinforce more frequent purchases, such as perishable products.

2.2.1.2. CompreBem

     CompreBem division is formed by low-cost supermarkets, inserted in the daily routine of the community, with competitive prices, high quality, variety of perishables and with distinguished assistance to clients.

     Net sales registered by this banner in 2003 reached R$ 1.92 billion, a 15.9 % growth over 2002. The division reached a 17.8% share in CBD’s total sales, with 172 stores, which totaled sales area of 211,517 square meters.

     The highlight of the year was the significant performance registered by ABC Barateiro stores, located in Rio de Janeiro, which reached a double-digit growth rate reflecting investments made in 2002.

     Just like the Pão de Açúcar division, CompreBem Barateiro bet on improved management to stimulate consumption and maintain sales pace.

     This banner, which was strongly affected by changes in consumers’ behavior and their consequent migration to less expensive brands, intensified the diversity of basic items sold in the stores, emphasizing private brands and first-price products.

     In order to balance the sales mix and maintain operating profitability, other product categories were developed, such as sausage and fish divisions and bakery and ready-to-eat dishes.

     The banner also bet on its customers’ loyalty, with the consolidation of the CompreBem Barateiro card, as well as the development of campaigns to encourage consumers to use their cards in the stores.

     Along with the managerial strategy, CompreBem Barateiro continued to develop a format consolidation process, aiming to reduce store operation costs, offer customized services, and strengthen the relationship with the community.

     Currently, 28% of the stores (equivalent to 48 stores) already operate under this model. Other stores will be converted as they are remodeled.

     Net sales evolution can be seen in the following chart:

The objectives of CompreBem Division are:

  To invest in the differentiation of the brand from that of competitors, through communication actions;
  To strengthen the performance of categories that offer competitive pricing and volume, principally fruits, legumes, and vegetables (FLV);
  To intensify customers’ loyalty, through the CompreBem Barateiro card.

2.2.1.3. Extra

     Extra division is formed by hypermarkets whose differentials are competitive prices, wide assortment of food and non-food products and service diversification.

     The Extra hypermarket division presented net sales of R$ 5.19 billion in 2003, raising 17.2% over the previous year.

     The banner is responsible for a 48.0% share in the Group’s total sales, ending the year with 62 stores, totaling a sales area of 462,195 square meters.

     The division’s strategic performance in 2003 was focused on the increase of price competitiveness and on the reduction of operating costs. In spite of the recessive scenario faced in the year, when the Brazilian retail industry presented growth rates under the inflation rate, the brand reached important achievements.

     In particular, the actions developed by Extra contributed to a reduction in operating expenses in its stores and, consequently, in the Group as a whole.

     One of the differentials was the creation of a store model known as “compact hypermarket”. With building costs 50% lower than traditional hypermarkets, the new concept is composed of smaller stores, with sales area of approximately 5,000 square meters and distinguished layout.

     Additionally, specific steps were taken in the stores to eliminate 24 hour-a-day operating costs, such as: reductions in electric power consumption, adequacy of employees’ working hours, and changes in the number of hours worked by employees in some stores. These improvements aimed at reducing costs, made room for the optimization of advertising actions, the renegotiation of outsourcing contracts and public tariffs, and the elimination of non-profitable expenses, such as free delivery.

     An innovative productivity project allowed Extra to eliminate over a thousand computers and 400 POS (points of sale) from stores. It also has capacitated 7 thousand operators to make small adjustments in the checkouts, reducing maintenance costs.

     Gains provided by expenses reduction also allowed the division to invest in promotional actions to offer more competitive prices, which provided a 17.2% increase in sales over the previous year, greater market share consolidation, and the recognition of the Extra brand as one of the leaders in promotional sales and low prices.

Extra Division's objectives are:

  Continued growth in the compact hypermarket format which involves lower operating and investment costs;
  To convert Bon Marché stores according the Extra brand’s operating standards;
  To promote specialization and the multiplication of concepts to all employees;
  To create greater consumer loyalty in the hypermarket segment.

2.2.2. Performance

     2003 was marked by an increase in the interest rates and unemployment level, which caused a reduction in the income available for consumption and, also, the downtrading phenomenon, in which the consumers migrate to first-price and private brand products.

     According to the Brazilian Supermarket Association (ABRAS), 2003 was the worst year for the Brazilian food industry since 1991.

     In order to face such an adverse scenario, some adjustments were carried out in this product category, which, at CBD, has its exclusive management, as well as, specific commercial areas, in many states. These areas are focused on meeting the demand for less expensive products and offering a wide range of options to consumers who are in search for price alternatives.

     All stores have “lower price” lines, which are highlighted on the shelves in order to promote “lower price” product purchase by consumers.

     Additionally, the Company has negotiated contracts with suppliers, in order to get more competitive prices and terms; it has taken specific promotional actions, which made its banners sales more dynamic; strengthened regional and seasonal negotiations, which permitted better conditions; and, also, promoted inventory adjustments, which resulted in operating and qualitative gains. These adjustments enabled out of stock index reduction.

     The strategy that was adopted, consisting of reverting gains of scale into added value to clients - through price competitiveness - allowed CBD to register positive results even bearing an unfavorable environment.

     Gross sales reached R$ 12.8 billion in 2003, a 14.7% increase over 2002.

     In the same period, net sales rose by 14.3%, when compared to the previous year, amounting to R$ 10.8 billion.

     Same store net sales grew 6.3% over 2002, mostly due to the good performance presented by Extra and CompreBem Barateiro, which registered an increase in the number of transactions on a same store basis. Food product sales, as per the same store concept, rose by 7.6% . On the other hand, nonfood items, which are more sensitive to a recessive scenario, present a 1.3% growth.

     The following chart presents the distribution of sales per region:

     2003 had a positive result of 14.7% over 2002. As it can be seen in the following chart, the Gross Sales have been showing positive results since 1995.

     The positive growth of the Divisions Pão de Açúcar, CompreBem and Extra may be observed in the summary below:

Corporate Law
(in thousands of R$)	2004	2003	2002	2001	2000	1999

Pão de Açúcar
Gross Sales (R$)	4,044,230	4,060,072
Net Sales (R$)	3,315,270	3,435,507	2,800,386	2,643,909	2,446,025	2.057,923
Number of Stores	196	208	188	176	186	146
Sales Area (m2 )	261,262	273,016	239,762	219,559	228,873	174,183
CompreBem
Gross Sales (R$)	2,425,891	2,233,189
Net Sales (R$)	2,015,299	1,921,276	1,526,778	1,106,561	1,042,797	680,514
Number of Stores	165	172	148	150	111	83
Sales Area (m2 )	197,111	211,517	177,540	178,074	130,312	99,391
Extra
Gross Sales (R$)	7,354,078	6,173,984
Net Sales (R$)	5,996,200	5,194,998	4,422,481	3.925,693	3,736,367	2,753,887
Number of Stores	72	62	60	55	53	46
Sales Area (m2 )	537,319	462,195	456,569	427,418	415,142	350,794
Extra-Eletro
Gross Sales (R$)	317,751	321,119
Net Sales (R$)	240,120	254,558	326,883	378,690	404,776	310,885
Number of Stores	55	55	54	62	66	74
Sales Area (m2 )	35,892	35,973	36,709	41,229	40,964	38,869
Sendas
Gross Sales (R$)	1,155,496

Net Sales (R$)	998,128
Number of Stores	63
Sales Area (m2)	113,165
CBD
Gross Sales (R$)	15,297,446	12,788,364
Consolidated Net Sales (R$) (1)	12,565,017	10,806,339	9,454,669	8,054,853	7,629,965	5,830,258
Same Store Sales Evolution	5.1	6.3	4.0	(2.6)	5.5	4.5
Number of Stores	551	497	500	443	416	349
Sales Area (m2 )	1,144,749	982,701	979,723	866,280	815,291	663,237
Number of Employees	63,484	55,557	57,898	52,060	50,106	39,642
Number of transactions (millions)	517,401	439,108	405,375	353,849	332,232	256,349

     Historically, CBD's results are impacted by seasonality, mainly due to the stronger sales in the fourth quarter, due to the holiday season.

     Gross sales in December are around 30% higher than the average gross sales in other months. Likewise, the Company usually has a significant increase in its suppliers' payable during the same period.

     Same stores net sales percentage, per quarter, in Reais for the three last years, can be seen below:

	As of 31 Dec, 2003
	2003	2002	2001
1o. quarter	23.6%	24.1%	23.8%
2o. quarter	23.6	23.4	23.4
3o. quarter	23.9	22.8	23.2
4o. quarter	28.9	29.7	29.6
Total Net Sales	100.0%	100.0%	100.0%

     Until September 2004, CBD's gross sales reached around 10.9 billion Reais, i.e., around 85% of the results of the last period.

     The distribution of these gross sales can be seen in the chart and tables below:

2003 - Net Sales
In thousands	2003		4th Q		3rd Q		2nd Q		1st Q
Pão de Açúcar	3,435,508	31.8%	879,021	29.4%	812,258	32.2%	871,333	32.7%	872,895	33.2%
Comprebem Barateiro	1,921,276	17.8%	525,625	17.6%	456,247	18.1%	467,012	17.5%	472,392	18.0%
Extra	5,195,000	48.1%	1,507,784	50.4%	1,195,977	47.4%	1,270,300	47.7%	1,220,938	46.4%
Eletro	254,558	2.4%	78,081	2.6%	58,219	2.3%	53,637	2.0%	64,621	2.5%
CBD	10,806,342	100.0%	2,990,511	100.0%	2,522,701	100.0%	2,662,281	100.0%	2,630,846	100.0%

2.2.3. Investments

     After having opened its capital to the market, in 1995, CBD adopted an investment plan with the aim at increasing the number of stores by purchasing existing stores or building new ones, improving its information technology and expand the distribution centers.

     Total amount invested by CBD in 2003 was R$ 539.4 million. Due to economic scenario uncertainties occurred at the beginning of 2003, the Company adopted a cautious position and decided to maintain its investments focused on the conversion of Sé stores with 19 stores converted to CompreBem Barateiro banner and 14, converted to Pão de Açúcar format.

Investments in 2003	(R$ million)
New Stores and Land	184.6
Acquisitions	0.0
Remodeling	290.3
Technology and Logistics	54.8
Other	9.7
Total	539.4

     New stores openings were mostly concentrated in the second half of the year. R$ 185 million were invested in the acquisition of strategic pieces of land and opening of 14 stores, including two Pão de Açúcar supermarkets (in the states of São Paulo and Ceará); three Extra hypermarkets (two in São Paulo and other in Rio de Janeiro); four CompreBem Barateiro supermarkets (in São Paulo) and five Extra-Eletro stores (in São Paulo).

     From 1999 to 2003, CBD inaugurated 65 new stores, of which 16 are Pão de Açúcar, 21 CompreBem Barateiro, 20 Extra and 8 Extra Eletro.

     Besides, the Company looks for real estate in regions where there are no local supermarket chains, for the acquisition and future building of stores under one of its formats.

     The beginning of operations in Goiânia - Goiás, is a recent example of this expansion method. The Company also entered new regional markets by building hypermarkets.

     Company's current expansion plan is focused on reinforcing its regional presence in Salvador, Recife, Rio de Janeiro and Brasília, and also to inaugurate stores in Curitiba. In the future, CBD plans to have a balanced growth between supermarkets and hypermarkets, reducing its growth in the region in which it already operates, in order to gain scale in its operations.

     CBD plans to open 3 to 5 Extra stores, 10-15 supermarkets and plans to have a 5 to 8% increase in sales area in 2004.

     The Company believes that its net operating cash generation over the next periods will be sufficient to finance growth, by opening new stores and restructuring existing stores, without considering acquisitions.

     Company's expectation for the investment return for construction of new stores, including the land acquisition, is 4-6 years.

     The Company also invested R$ 290 million for renewing and remodeling stores; and other R$ 55 million in infrastructure projects (information technology and logistics).

     Since 1999, 409 stores were remodeled, of which 108 Pão de Açúcar, 223 Comprebem Barateiro, 43 Extra and 35 Extra Eletro.

     The constant investment in stores is one of CBD's differentials. The renewals include layout changes and improvement of technology and equipment.

     This is an on-going and strategic process for the Group, as the changes enhance productivity and sales per square meter.

     Another advantage is the reduction of the operating costs. Regarding lighting, for example, translucent roofing tiles have been used, allowing for the entry of daylight, reducing the consumption of electrical energy in 15 to 20%.

     In 2003, seven gas stations were opened, increasing the total number of units to 16. Installed mainly in the parking lots of Extra hypermarkets, such gas stations are one more of CBD’s attempts to enhance client loyalty, stressing the brand’s image of low price and quality.

3. SECTOR ANALYSIS

     The work prepared in November 2004 (“Pão de Açúcar Group's Real Estate Portfolio Appraisal”) presented a comprehensive approach regarding retail commerce that is still valid, due to the short gap of time between its delivery and the current date.

     However, since the end of the year and the first quarter of 2005, some facts should be added:

     The Gross Domestic Product (GDP) accumulated in 2004 grew 5.2% over the previous year, the largest expansion since 1994, a result above the 4.31% estimate.

     Brazilian retail closed the year of 2004 maintaining the scenario of positive rates in nominal sales income and in sales volume, reaching a net profit 9% above the previous year and feeding the trend of consolidation in the sector.

     With gross sales of R$ 102.3 billion, the supermarkets and the hypermarkets registered a 13% nominal increase in sales last year and the expectation for this year is to continue the growth pace.

     The segment of “hypermarkets, supermarkets, food products, beverage and tobacco” continues to be the segment with more influence in the formation of the global rate in the trade sector, which was established at 12.97% for the nominal income and at 9.25% in the sales volume (rates measured in the accumulated total from January to December 2004).

     In 2004, the specific field of hypermarkets and supermarkets presented sales volume variation rates slightly higher than the whole of the segment, with a 7.51% increase over the accumulated in the year, which reaffirms the projections and scenarios adopted in the previous work.

     According to data from the sector's magazine “Supermercado Moderno”, with R$ 14.9 billion in gross sales, Companhia Brasileira de Distribuição reinforced its leadership in the sector.

     The First Quarter 2005 Results Report, published by CDB, highlighted a growth of 15.5% in gross sales and 106.9% in the net income, both in comparison to the same period of 2004

4. EMPLOYED METHODOLOGIES

4.1. PROCEDURES

     As this is an update of the Pão de Açúcar Group's Real Estate Portfolio Appraisal, the information obtained from the preliminary procedures of the appraisal were used. These procedures involve the documentation analysis, inspection and market data gathering of the time when this work was carried out.

     Therefore, the data generated by these procedures were considered valid in preparing this update.

     The simplified characterization of each unit of real estate can be seen in the appendices, in the Executive Summaries, where the main physical and location aspects were listed.

4.2. APPRAISING METHODOLOGIES

4.2.1. Book Value

    The determination of the value of the properties under the book value  category was made through the EVOLUTIONARY METHOD, i.e.,  using the COMPARATIVE MARKET ANALYSIS method for the land and  the  COST  APPROACH, duly    depreciated,    considering also    the  COMMERCIALIZATION FACTOR, i.e.:

        In every case, the requirements were met, which are:

    a) to determine the land value by using the method of comparative market analysis;

    b) to allocate the improvements by using the cost approach method;

    c) to consider the commercialization factor.

     It is important to explain that this method’s choice is supported by the Rule for Real Estate Appraisal - Part 2 - Urban Properties, as the properties have unique characteristics, so there is not enough market data to use the comparative analysis method.

4.2.1.1. Land Value

     To determine the land value, we adopted the COMPARATIVE MARKET ANALYSIS METHOD, which, according item 8.2.1. of the NBR 14653-1 can be defined as such:

“This method identifies the value of the property through the technical treatment of the attributes of the comparable elements, component of the sample.”

     As a first step in the investigation of the land value, comprehensive surveys were made in the region of each property, in order to get comparative elements, i.e., similar pieces of land on sale or recently sold in the same geo-economic region.

     In order to appraise the pieces of land, considering the satisfactory sampling field obtained in the market survey, we used the SCIENTIFIC METHODOLOGY (Inferential Statistics), through which we got an equation to determine how much and in which way the characteristics of the elements are inter-related and contribute to the variation of the sale value.

     In other words, various hypotheses are tested with the purpose to identify, through statistical procedures, how the characteristics such as area, location, commercial factor and others (the so-called independent variables) influence the unitary value of the real estate (dependent variable).

     Regarding the consideration of the elasticity of the offers, the unitary prices (per m2 of land area) asked in the comparative elements related to offers were discounted by ten per cent (10%), therefore compensating for their overestimation, and after that they were considered in the statistical calculations.

     After having identified the variables that significantly interfere in the unitary value and how they inter-relate, several statistical tests are taken, in which hypotheses are formulated under the theory of probability, in order to identify the mathematical model that best explains the variation of land value, such as the subject lands, in the region where they are located.

     After the previously mentioned mathematical model is obtained, the independent variables just have to be replaced by the respective values referring to the pieces of land in order to calculate their more likely sale value.

     The comparative elements and the inferential models obtained for the region where the subject properties are located can be seen in the Digital Appendices of the Pão de Açúcar Group's Real Estate Portfolio Appraisal, dated November 2004.

     The full characterization of the properties that comprise the portfolio regarding the analyzed variables, the use of the minimum amount of samples required, the presentation of information related to the data and variables effectively used in the model, the acceptance of all regressors via the presentation of significance lower to 20% in each of the ends of the two-tailed test, the inexistence of outliers and meeting the level of maximum significance of 5% in the other statistical tests taken all made it possible to insert the appraisals mainly in the Level II of Justification Degree (“Grau II de Fundamentação”, a technical term included in the NBR).

     The range of the confidence interval of 80% around the central value of the estimate made it possible to insert the appraisals, at least, in the Level II of the Precision Degree.

4.2.1.2. Improvements Value

     The improvements value was determined via the COST APPROACH METHOD, which identifies the cost of the property or of its parts by means of synthetic or analytical budgets, from the amounts of services and respective direct and indirect costs.

     The building cost was applied over the constructed area to determine the value of the buildings, considering also their depreciation.

    So:

a) Construction Unitary Cost

     Regarding the unitary cost of the square meter of the buildings, we used the one published by Editora PINI in the magazine “Revista Construção Mercado - Custo Unitário PINI de Edificações válido para Galpão de Uso Geral – Padrão Médio” [PINI Unitary Building Cost valid for General Use Hangar - Average Standard], over which the adjustment factors of standard/dimension and of adaptation for several places were applied, being also considered additional costs, indirect expenses and administration fee.

     Due to the diversity of building finishings, we considered additional costs not included by Editora PINI in the calculation of the index regarding the foundations, projects, air conditioning, special premises, elevators, logistic difficulties, restoration and preservation, etc.

     Considering the differences in the dimension of the properties, different administration fees were applied for the buildings occupied under Extra Banner and for those occupied under the CompreBem/Barateiro and Pão de Açúcar Banners.

b) Equivalent Area

     The equivalent area of the construction was determined through the weighting of the built area of several floors and of the rooms on the same floor when there are different finishing standards among them.

c) Depreciation Criterion

     For the determination of the depreciation related to age, we adopted the Combined Method of Ross-Heidecke.

     Besides considering the state of conservation of the building, other important aspects were taken into account, such as useful life and age. In this method, the physical depreciation factor k is obtained through a double-entry table, in which there is, in the first column, the age in percentage of the probable useful life (I/V) and, in the first line, the state of conservation of the property. The factor k is taken from the Ross-Heidecke table, and the percentage of the physical depreciation to be applied results from the equation below:

4.2.1.3. Value of the Accessory Improvements

     A budget calculated proportionally to the value of the main improvements was considered for the accessory improvements existing in the properties.

4.2.1.4. Commercialization Factor

     The Commercialization Factor was obtained through the relation between the sale value of the property, considering it as ready, and its cost of reproduction, being equal to the quotient between the Future Value calculated by the cash flow and the total cost, comprised of the acquisition of the land and the construction of the buildings.

     For the cash flow composition, the monthly expenses with acquisition of the land and with the construction of the main building and of the accessory improvements were distributed and it was considered an analysis period of 12 months for properties occupied under the Extra Banner (or for properties with dimensions equivalent to the ones presented by those) and of 9 months for the smaller properties, occupied under the Pão de Açúcar and CompreBem/Barateiro Banners.

     The discount rate used was of 0.8529% p.m., calculated based on the Selic (19.50% p.a), Inflation (9.00% p.a.) and Risk (1.00% p.a.) rates.

4.2.2. Market Value

     For the determination of the market value, the properties were analyzed under the aspects of best use and of the maximum potential value.

     Considering that the majority of the properties were conceived for the exclusive use of supermarkets/hypermarkets, for the definition of its BEST USE, the context in which it is inserted and its constructive typology were confronted. As a result, an indication was made regarding which other activities could be implemented in it, i.e., which could be the use of this property if put on sale.

    We also analyzed the need to make any works for adaptation and, then, the depreciation factor was determined, which indicates the conservation state, resulting in the value of the properties from the market's point of view. Regarding the land value, we used the value that was determined through the comparative market analysis method, the same used under the book value category.

    The MAXIMUM POTENTIAL VALUE of each property was determined to indicate the highest value which could be obtained if its commercialization was directed to the real estate incorporation, being used, therefore, for the indication of the obtained value considering the best use.

    Therefore, the INVOLUTIVE METHOD was used, which identifies the value of the property based on its efficient use, based on a study model of technical-economic feasibility, considering a hypothetical enterprise compatible with the characteristics of the subject property, compliant with the current law and with the conditions of the market on which it is placed, considering the scenarios feasible for execution and commercialization of the product.

    The product to be implemented was defined through the analysis of the region in which each property is inserted, the legal stances and the identification of the demand of the units' absorption.

4.2.3. Economic Value

     The market value, under the economic category, was expressed by the capacity of the property to generate income, i.e., it was obtained based on the present capitalization of its foreseen income, adopting the Discounted Cash Flow as mathematical tool.

     The DISCOUNTED CASH FLOW METHOD was used in appraising the enterprises of real estate basis, projecting the net income to be received through direct (main property) and indirect leases (stores in a strip mall), for a period of twenty (20) years, based on the analysis of the history of the behavior of the projected net income, submitting the result to the sensitivity analysis, at the end of which the perpetuity concept was applied.

    The following assumptions were adopted for the composition of the cash flow:

4.2.3.1. Direct Lease

     The lease value of the main building was obtained by using the INCOME METHOD and resulted in an application of a 2% rate, stipulated by the contracting party, on the annual gross sales of the store referring to 2004, which was given to us by CBD.

4.2.3.2. Indirect Lease

     We considered as indirect lease - or gallery lease - the income obtained by leasing stores in a “strip mall”, kiosks, spaces to install ATM's, spaces to install telecommunication antennas, etc.

     The information regarding the income obtained with this lease, by each one of the stores, was supplied by the contracting party, and there was no appreciation applied on it due to the established assumption, as the inflation effect will not be considered in the flow.

     As Companhia Brasileira de Distribuição is going to manage the spaces destined to third parties, we also did not take into consideration: administration fees, vacancy, financial risks, adaptation works, legal fees, etc.

4.2.3.3. Growth Rates

     To determine the growth rates which were applied to the gross sales, the following specific analyses were carried out:

  consolidation level of the store;

  competition level in the area of influence

  index of the store's real growth;

  index of the store's deflated growth, determined through the use of the IPC-Fipe and IPC-FGV indices;

  net sales evolution per sales area in the general total and by division/banner, in national coverage and segmented per state and geographic region, when possible;

  evolution of the number of stores and sales area in the general total and by division/banner, in the possible coverage due to the sampling field considered;

  the investments established in the short and medium term and the performance points;

  the results contained in the Sector Analysis; and,

  the objectives defined for each division.

     Considering these parameters and analysis, growth rates were defined for the first four years of the analysis, considering, as an assumption, that the growth rate established for the fourth year would be constant during the other years, until the end of the analysis.

     The growth rates used for the economic analysis of each store may be seen in the following table:

STORE NUMBER	DIVISION	NAME	Year 1	Year 2	Year 3	Year 4
0009	Pão de Açúcar	Jardim Paulistano	3	3	3	3
0039	Pão de Açúcar	Pacaembu	4	4	4	4
0122	Pão de Açúcar	Araçatuba	3	3	3	3
0150	Pão de Açúcar	Cardoso de Almeida	4	4	4	4
0191	Pão de Açúcar	Guaratinguetá	2	2	2	2
0310	Pão de Açúcar	Brasília CRS 516	3	3	3	3
0605	Pão de Açúcar	Recife	4	4	4	4
0606	Extra	Rótula	4	4	4	4
0692	Compre Bem	Pedreira	4	4	4	4
1013	Compre Bem	Curuçá - Vila Maria	3	3	3	3
1214	Pão de Açúcar	Sócrates	3	3	3	3
1216	Pão de Açúcar	Portal do Morumbi	4	4	4	4
1218	Pão de Açúcar	Brasília 305 Sul	4	4	4	4
1219	Pão de Açúcar	Brasília 309 Sul	4	4	4	4
1222	Pão de Açúcar	Alphaville	6	6	4	4
1231	Pão de Açúcar	Pedroso	2	2	2	2
1290	Pão de Açúcar	Granja Viana	6	6	4	4
1291	Pão de Açúcar	Nova Cantareira	3	3	3	3
1292	Pão de Açúcar	Morumbi	3	3	3	3
1294	Pão de Açúcar	Aflitos	3	3	3	3
1296	Pão de Açúcar	Brasília Sudoeste	4	4	4	4
1299	Pão de Açúcar	Real Parque	8	8	6	6
1301	Extra	Campo Grande	4	4	4	4
1303	Extra	Curitiba	3	3	3	3
1305	Extra	Abolição	4	4	4	4
1307	Extra	Anhanguera	4	4	4	4
1310	Extra	João Dias	3	3	3	3
1311	Extra	Amoreiras	4	4	4	4
1314	Extra	Anchieta	4	4	4	4
1315	Extra	São Caetano	4	4	4	4
1318	Extra	Alto da XV	4	4	4	4
1319	Extra	Penha	4	4	4	4
1330	Extra	Belo Horizonte	4	4	4	4
1337	Extra	Aeroporto	4	4	4	4

CONT.

STORE NUMBER	DIVISION	NAME	Year 1	Year 2	Year 3	Year 4
1344	Extra	Montese	4	4	4	4
1346	Extra	Sorocaba	4	4	4	4
1347	Extra	Brasília Norte	4	4	3	3
1348	Extra	Ana Costa	6	6	4	4
1350	Extra	Guaianazes	8	6	4	4
1351	Extra	Taboão da Serra	10	8	6	4
1353	Extra	Vasco da Gama	6	6	4	4
1354	Extra	Goiânia	4	4	3	3
1355	Extra	Brasília Sul	4	4	3	3
1356	Extra	Freguesia do Ó	10	8	6	4
1357	Extra	Jaguaré	6	6	4	4
1358	Extra	Belvedere	4	4	4	4
1359	Extra	Ricardo Jafet	10	8	6	4
1603	Extra	Taguatinga	4	4	4	4
1610	Extra	Paralela	6	6	4	4
1811	Compre Bem	Edgar Facó	4	4	4	4
1850	Compre Bem	Carapicuíba	3	3	3	3
1853	Compre Bem	Dom Pedro	4	4	4	4
1858	Compre Bem	Morro Grande	4	4	4	4
1859	Compre Bem	Osasco	4	4	4	4
2301	Pão de Açúcar	Santo André 1	3	3	3	3
2336	Pão de Açúcar	Jabaquara	4	4	4	4
2349	Pão de Açúcar	Teodoro Sampaio	3	3	3	3
2352	Pão de Açúcar	Cerro Corá	3	3	3	3
2369	Pão de Açúcar	Champagnat	4	4	4	4
2457	Pão de Açúcar	Lavandisca	4	4	4	4

4.2.3.4. Residual Sale

     At the end of the analyzed period (20 years) we considered the residual sale of the property whose value was equal to the application of the perpetuity on the income received during the previous year.

4.2.3.5. Brokerage

     We considered 5% of the residual sale value as a sales commission, on the date of its occurrence.

4.2.3.6. Portfolio Management

     The expenses necessary for the management of the portfolio were not considered and it is important to stress that these must be calculated if another decision, different to the one in the present study, is taken regarding the real estate portfolio.

4.2.3.7. Retrofit and Maintenance

     As it is an enterprise of real estate basis, where the properties are supposed to be leased, the expenses with maintenance and retrofit or readequation/readaptation works will be paid by the lessee. For this reason, they were not calculated in the economic analysis.

4.2.3.8. Discount Rate

     To determine the real estate value under the economic category, i.e., of the present value of the cash flows, the usual discount rates used by the real estate market were adopted and applied by CVM, equivalent to 12% p.a., 13% p.a., 14% p.a. and 15% p.a.

     Considering the dimensions of the sales area of the stores and the gross sales involved, the economic value adopted was the result of the application of the discount rate of 13% p.a. for the stores of the Pão de Açúcar and CompreBem Divisions.

     The economic value of the stores in the Extra Division, which have a much larger sales area than the stores of the other banner and which consequently present higher gross sales and economic values, were obtained with an application of the 14% p.a. discount rate.

4.2.3.9. Sensitivity Analysis

     After determining the economic value of each store, the verification of the effects caused on this value by the change of the growth rates and of the discount rates was made through the Sensitivity Analysis.

4.2.4. FAIR OPINION

     After obtaining the results of the appraisals performed using the methods mentioned above and based on the market reality and in the assumptions adopted, the “FAIR OPINION” was issued for each property which, aiming at the determination of the business value is the economic value.

4.2.5. PROBABILISTIC MODEL

     The probabilistic model was not prepared as the final result was to present the “fair opinion”, which was based on the values obtained under three focus categories (Book, Market and Economic Value).

5. SUMMARY OF VALUES

						FAIR OPINION
	#.	Store	Acc.Book Value	Book Value.	Market value (R$)	Economic value (R$)	Obs	Rate

1	0009	Jardim Paulistano	2,442,278.60	7,780,000.00	5,500,000.00	6,100,000.00
2	0039	Pacaembu	2,170,847.09	3,230,000.00	2,380,000.00	2,720,000.00
3	0122	Araçatuba	2,079,932.88	2,920,000.00	2,210,000.00	4,510,000.00
4	0150	Cardoso de Almeida	6,617,419.82	10,280,000.00	7,840,000.00	8,230,000.00
5	0191	Guaratinguetá	1,061,285.08	1,650,000.00	940,000.00	1,850,000.00
6	0310	Brasília CRS 516	1,093,360.41	5,050,000.00	2,870,000.00	4,760,000.00
7	0605	Recife	3,897,630.24	18,040,000.00	13,210,000.00	9,390,000.00	*	2.957
8	0606	Rótula	10,325,279.01	25,930,000.00	19,980,000.00	20,490,000.00
9	0692	Pedreira	975,687.20	5,620,000.00	4,810,000.00	2,880,000.00	*	3.625
10	1013	Curuçá - Vila Maria	547,134.70	3,600,000.00	2,120,000.00	2,360,000.00
11	1214	Sócrates	6,192,577.75	7,160,000.00	4,810,000.00	6,160,000.00
12	1216	Portal do Morumbi	6,418,523.17	6,710,000.00	4,790,000.00	9,510,000.00
13	1218	Brasília 305 Sul	3,790,558.44	3,650,000.00	2,990,000.00	3,820,000.00
14	1219	Brasília 309 Sul	4,105,448.71	3,760,000.00	2,990,000.00	4,640,000.00
15	1222	Alphaville	7,080,918.02	11,330,000.00	8,660,000.00	11,830,000.00
16	1231	Pedroso	2,913,723.28	4,210,000.00	2,060,000.00	2,680,000.00
17	1290	Granja Viana	3,907,248.08	3,790,000.00	2,860,000.00	6,870,000.00
18	1291	Nova Cantareira	5,852,336.25	6,060,000.00	3,930,000.00	4,250,000.00
19	1292	Morumbi	8,002,447.07	8,690,000.00	4,700,000.00	11,060,000.00
20	1294	Aflitos	4,333,878.45	6,490,000.00	5,100,000.00	4,950,000.00	*	2.068
21	1296	Brasília Sudoeste	5,313,127.60	4,780,000.00	4,020,000.00	5,860,000.00
22	1299	Real Parque	17,344,685.12	17,130,000.00	13,870,000.00	13,890,000.00
23	1301	Campo Grande	2,392,382.39	10,420,000.00	8,980,000.00	14,770,000.00
24	1303	Curitiba	6,128,544.21	11,700,000.00	8,210,000.00	13,040,000.00
25	1305	Abolição	32,580,956.11	25,400,000.00	15,500,000.00	38,230,000.00
26	1307	Anhanguera	73,144,447.71	42,540,000.00	24,030,000.00	36,730,000.00
27	1310	João Dias	42,371,128.27	53,020,000.00	33,970,000.00	25,190,000.00	*	2.951
28	1311	Amoreiras	21,463,005.76	19,830,000.00	14,020,000.00	19,550,000.00
29	1314	Anchieta	46,116,602.01	40,580,000.00	30,010,000.00	52,330,000.00
30	1315	São Caetano	25,009,063.39	36,940,000.00	26,490,000.00	27,830,000.00
31	1318	Alto da XV	21,671,300.21	23,490,000.00	19,430,000.00	25,290,000.00
32	1319	Penha	29,241,173.64	32,090,000.00	16,090,000.00	33,030,000.00
33	1330	Belo Horizonte	34,091,156.94	45,710,000.00	32,820,000.00	28,160,000.00	*	2.393
34	1337	Aeroporto	42,135,323.41	38,770,000.00	32,840,000.00	37,940,000.00
35	1344	Montese	22,402,024.77	31,530,000.00	20,430,000.00	26,120,000.00
36	1346	Sorocaba	27,112,867.20	29,770,000.00	22,950,000.00	36,330,000.00
37	1347	Brasília Norte	31,404,996.62	37,930,000.00	32,750,000.00	49,000,000.00
38	1348	Ana Costa	51,016,615.60	52,020,000.00	44,080,000.00	41,860,000.00	*	2.117
39	1350	Guaianazes	12,540,861.06	15,340,000.00	11,010,000.00	16,340,000.00
40	1351	Taboão da Serra	28,838,655.25	31,190,000.00	23,000,000.00	37,070,000.00
41	1353	Vasco da Gama	29,408,445.57	28,380,000.00	23,300,000.00	24,200,000.00
42	1354	Goiânia	26,066,692.09	23,490,000.00	17,970,000.00	25,160,000.00
43	1355	Brasília Sul	28,212,895.08	30,800,000.00	25,010,000.00	29,670,000.00
44	1356	Freguesia do Ó	30,789,800.77	37,030,000.00	21,860,000.00	28,870,000.00
45	1357	Jaguaré	37,787,237.33	37,040,000.00	29,230,000.00	37,300,000.00
46	1358	Belvedere	46,272,030.07	32,810,000.00	21,790,000.00	12,960,000.00	*	3.497
47	1359	Ricardo Jafet	53,730,986.41	59,150,000.00	38,290,000.00	29,020,000.00	*	2.680
48	1603	Taguatinga	26,075,335.52	39,850,000.00	33,790,000.00	33,570,000.00	*	2.015
49	1610	Paralela	24,598,362.54	24,990,000.00	20,240,000.00	34,120,000.00
50	1811	Edgar Facó	5,330,682.44	5,760,000.00	4,220,000.00	5,630,000.00
51	1850	Carapicuíba	3,464,287.63	3,450,000.00	2,190,000.00	2,140,000.00	*	2.050
52	1853	Dom Pedro	3,376,397.42	5,740,000.00	4,210,000.00	6,730,000.00
53	1858	Morro Grande	2,711,203.12	2,990,000.00	1,680,000.00	2,330,000.00
54	1859	Osasco	4,790,480.42	4,450,000.00	2,580,000.00	3,120,000.00
55	2301	Santo André 1	6,886,342.49	12,170,000.00	8,280,000.00	5,650,000.00	*	3.175
56	2336	Jabaquara	16,702,264.50	13,380,000.00	8,760,000.00	14,600,000.00
57	2349	Teodoro Sampaio	10,656,256.97	18,230,000.00	13,590,000.00	11,710,000.00	*	2.350
58	2352	Cerro Corá	6,908,891.54	11,880,000.00	8,940,000.00	5,890,000.00	*	3.105
59	2369	Champagnat	4,412,875.30	7,010,000.00	5,130,000.00	2,670,000.00	*	3.830
60	2457	Lavandisca	4,398,263.89	6,720,000.00	4,990,000.00	4,210,000.00	*	2.380

		TOTAIS	1,028,707,162.65	1,151,450,000.00	835,300,000.00	1,027,170,000.00

Note: The stores marked with the * sign present a market value superior to the economic value.

6. CLOSURE

     After closing the works, this UPDATE OF REAL ESTATE PORTFOLIO'S APPRAISAL was prepared and printed, only in the front of the pages, with printed initials except for this last page that is signed and dated.

This report has the following appendices:

• Appendix I: Executive Summaries

• Appendix II: Digital:

1.	Book Value

2.	Commercialization Factor

3.	Market Value - Involutive

4.	Market Value - Residual

5.	Economic Value - Assumptions

6.	Economic Value - Flow

São Paulo, May 11, 2005

By AMARAL D'AVILA ENGENHARIA DE AVALIAÇÕES

CELSO DE SAMPAIO AMARAL NETO	JOÃO FREIRE D'AVILA NETO
CREA nº 133.052/D	CREA nº 90.899/D
Civil Engineer	Civil Engineer

By JONES LANG LASALLE

CLARISSE ETCHEVERRY DE ARRUDA GOMES
CREA nº 5060991283
Civil Engineer